ITEM 77C

D) A Special Meeting of Shareholders of The Alger Retirement Fund was held on April 28, 2000.

C) Deletion of the fundamental investment policy of the Capital Appreciation Portfolio that permits the portfolio to borrow from banks for investment (leveraging) purposes was not passed; the voting results were: For - 3,585,601; Against - 115,232; Abstain - 48,927; Broker
         Non-votes - 160,306.